(Check One):
[  ]  Form 10-K [X]  Form 20-F [  ]  Form 11-K [  ]  Form 10-Q [  ]  Form N-SAR
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-51606

For Period Ended: December 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SINOVAC BIOTECH LTD.
Full Name of Registrant

N/A
Former Name if Applicable

No. 39 Shangdi Xi Road, Beijing, People’s Republic of China, 100085
Address of Principal Executive Office

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

                There will be a delay in filing the Company’s annual report on Form 20-F for the year ended December 31, 2005 because the Company needs additional time to complete the report.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Helen G. Yang	(8610) 6296-3661
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [X] Yes   [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [  ] Yes     [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SINOVAC BIOTECH LTD.
(Name of Registrant as specified in charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 30, 2006	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chief Executive Officer and President

Form 12b-25 Part III — Narrative

Sinovac Biotech Ltd. (the “Company”) will not be in a position to file its Annual Report on Form 20-F in respect of the fiscal year ended December 31, 2005 (the “2005 20-F”) on June 30, 2006.

The delay in filing the 2005 20-F relates principally to the following matters:

1.  Prior Company Loans to Lily Wang and Heping Wang

The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) has determined that certain arrangements previously entered into by the Company with a former director and a former officer and director may not have been permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley” Act).  Section 402 prohibits an issuer subject to the Sarbanes-Oxley Act from extending or maintaining (directly or indirectly) personal loans to directors or executive officers, subject to certain exceptions.

The arrangements in question involved Lily Wang, who was the Company’s CFO and director until March 22, 2006, and her brother Heping Wang, who was a director of the Company until April 27, 2006.  The arrangements resulted from the Company's acquisition on January 30, 2004 of 100% of Tangshan Yian Biological Engineering Co. (“Tangshan Yian”).  Both Lily Wang and Heping Wang owed sums to Tangshan Yian at the time of the acquisition.  As a result, Lily Wang and Heping Wang indirectly owed money to the Company once Tangshan Yian became a wholly-owned subsidiary of the Company.

On June 22, 2006, the Company issued two loan repayment letters to Lily Wang and Heping Wang, respectively, demanding immediate repayment by them of all sums outstanding pursuant to the above arrangements including principal amount of the loans and any accrued interest.  These sums have not been repaid as of the date of this Form 12b-25.

2.  Audit Delay

The Company has also experienced some delays in completing its financial statements and audit for the year ended December 31, 2005.